FOIA CONFIDENTIAL TREATMENT REQUEST

R.G. BARRY CORPORATION

13405 Yarmouth Road N.W.

Pickerington, OH 43147

(614) 864-6400

VIA OVERNIGHT COURIER

April 18, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Rufus Decker

Re:	R.G. Barry Corporation

Form 10-K for the Fiscal Year Ended June 29, 2013

Filed September 11, 2013

File No. 001-08769

Comment Letter Dated March 13, 2014

Dear Mr. Decker:

As you discussed earlier today with Elizabeth Turrell Farrar, outside counsel for R.G. Barry Corporation (the “Company”), this letter is being submitted in response to the comments of the Securities and Exchange Commission (the “Commission”) provided in the letter dated March 13, 2014 (the “Comment Letter”), from Tia L. Jenkins, Senior Assistant Chief Accountant of the Office of Beverages, Apparel, and Mining of the Commission, to José G. Ibarra, Chief Financial Officer of the Company, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended June 29, 2013 (the “Fiscal 2013 form 10-K”). This letter provides the supplemental information contemplated by the letter dated April 18, 2014 and filed with the Commission via EDGAR on the same date (the “Initial Company Response”) in response to the Comment Letter.

This letter and the information provided herewith (the “Supplemental”) is being supplied separately from the Initial Company Response because the Company is requesting confidential treatment for the Supplemental Information under the Freedom of Information Act in accordance with 17 C.F.R. § 200.83 (“Rule 83”) for reasons of business confidentiality. The Supplemental Information is identified by Bates-stamped number RGB-000001.

United States Securities and

    Exchange Commission

April 18, 2014

The Supplemental Information for which the Company is requesting confidential treatment by the Commission provides the following:

•	A summary of net sales, gross profit, operating profit and total assets for the individual operating segments within the Company’s Accessories reportable operating segment, in each case for each fiscal year since the Company’s fiscal 2012 (the acquisitions of the key business assets of the individual operating segments having occurred in the Company’s fiscal 2011) as well as for the latest interim period (the first half (six months) of the Company’s fiscal 2014). This disaggregated financial information has not been made publicly available and is treated by the Company as confidential business information. This information is being provided in response to Comments 5, 6 and 7 included in the Comment Letter.

•	A summary of forecasted results for the individual operating segments within the Accessories reportable segment, in each case for the Company’s fiscal 2014 through the Company’s fiscal 2018. This financial information has not been made publicly available and is treated by the Company as confidential business information. This information is being provided in response to Comments 5, 6 and 7 included in the Comment Letter.

As contemplated by Rule 83, the Company is also forwarding a copy of this letter (but not the Supplemental Information) via overnight courier to the Commission’s Office of Freedom of Information and Privacy Act Operations.

In responding to the Commission’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and

    Exchange Commission

April 18, 2014

If you have any questions concerning this FOIA Confidential Treatment Request by the Company with respect to the Supplemental Information, please call José G. Ibarra of the Company at (614) 729-7270.

Sincerely,

/s/ José G. Ibarra

José G. Ibarra

Senior Vice President – Finance

    and Chief Financial Officer